HORACE MANN INVESTORS, INC.

Statement of Income

Year ended December 31, 2015

Revenue:

Commissions on the sale of variable annuities	$	8,422,077
Commissions on the sale of variable life products		138,241
Commissions on the sale of mutual funds		576,736
Administrative service fees from affiliate		100,000
Distribution fees		1,821,663
Interest income		567
Total revenue		11,059,284

Expenses:

Commissions on the sale of variable annuities	8,422,077
Commissions on the sale of variable life products	125,561
Commissions on the sale of mutual funds	320,619
Distribution fees paid to agents	132,592
Salaries and other payroll expenses	960,454
Regulatory fees and expenses	386,754
Other expenses	415,402
Total expenses	10,763,459

Income before income tax expense		295,825
Income tax expense		118,873
Net income	$	176,952

See accompanying notes to financial statements.